

Purposeful Innovation

Whirlpool CORPORATION

2013 Annual Report

Our Foundation for Growth

Brand Leadership. Product Leadership. Operating Excellence. People Excellence. At Whirlpool Corporation, our foundation for growth and value creation is based on our exceptional brands, forward-thinking products, disciplined operating processes and talented employees. These attributes have paved the way for our success for more than a century. Our constant mindset of purposeful innovation in everything we do allows us to continue bringing the very best in home solutions to consumers around the world.

COVER PHOTO: Striking, modern design and advanced features come standard on the *Whirlpool* 29-cubic-foot French-door, bottom-mount refrigerator with flexible capacity, *Whirlpool* microwave-hood combination with auto-adapt fan and *Whirlpool* double-oven electric freestanding range — all part of the *Whirlpool* White Ice Collection.





Whirlpool HOME APPLIANCES | MAYTAG | KitchenAid | JENN-AIR

Amana | BRASTEMP | Consul | Bauknecht Mehr als Technik




Whirlpool
CORPORATION
PRIDE
Network

Chairman's Message



Jeff Fettig, at Whirlpool Latin America Region offices in São Paulo, Brazil

2013 Results Whirlpool Corporation delivered record earnings performance in 2013, successfully driving both revenue growth and margin expansion with our industry-leading brands and innovative new products.

- Revenues increased more than 3 percent compared to the prior year
- Full-year ongoing business operating profit margin was 7.3 percent, up 1.6 points from 2012, as we achieved eight consecutive quarters of margin expansion
- We drove significant value for our shareholders, including higher dividends, ongoing business earnings per share of $10.02 and a 54 percent increase in the company's stock price

We continued to execute well on those things that we can control and, as a result, delivered more earnings than ever before. We tripled our free cash flow year-over-year to $690 million, which we effectively deployed in line with our business priorities. We increased our dividend by 25 percent during the year and repurchased $350 million in shares. In addition, we ended the year with a strong balance sheet and increased investment capacity.

Led by considerable growth in our North America and Latin America operations, we strengthened our financial position around the world with higher sales, improvements in product price and mix, ongoing cost productivity, and cost and capacity-reduction benefits. And we have set the stage to reach even higher levels of achievement in 2014.

Growth Through Brand and Product Leadership As the world's leading global manufacturer and marketer of major home appliances, our compelling home solutions are available to consumers in nearly every country around the globe.




REVENUE
$ IN BILLIONS
$20
10
0
$18.7
$18.1
$18.8
'11
'12
'13


ONGOING BUSINESS OPERATIONS
EARNINGS PER DILUTED SHARE*
$12
6
0
'11
'12
'13

For more than 100 years, we have established a powerful platform for growth that includes the strongest brand portfolio, best distribution and leading scale. We will continue re-investing in our business in 2014 to capitalize on our long-term growth opportunities, with increased capital expenditures, higher research and development investments, and expanded brand activities.

— Jeff M. Fettig


FREE CASH FLOW*
$ IN BILLIONS
$1.0
0.5
0
(0.5)
$0.7
$0.2
$(0.1)
'11
'12

*Non-GAAP measure; see page 36 for reconciliation.


DEBT/TOTAL CAPITAL**
100%
50
0
36.8%
36.0%
33.0%
'11
'12

**Total debt divided by debt and stockholders' equity.

We invested $1.1 billion in capital, research and development in 2013. Our enhanced product development and delivery capabilities drove 50 major launches in 2013, and we were recognized around the globe for our craftsmanship, innovation and quality.

Throughout the year, we also heightened our focus on being the best in the industry at understanding consumers' needs and desires, and we are using our deep insights to exceed their expectations through our winning products and industry-leading brands. Consumers showed strong preference for our distinctive offerings, which resulted not only in higher global sales, but also greater overall levels of profitability for our company.

We demonstrated leadership in environmental sustainability with appliances that conform to the highest standards of energy and water efficiency without compromising performance. And we continued our focus on leveraging our core appliance expertise to further develop our newer categories, like our water business.

Value Through Operating and People Excellence Our proven track record of operating discipline, while managing through global volatility, served us well in 2013. We effectively managed our costs and assets and increased productivity in all parts of our business to offset challenges in the rapidly changing external economic environment — such as higher material costs, inflation and foreign currency fluctuations. And the underlying fundamentals of our business remain strong as evidenced by our continued sales growth and margin expansion as well as our strong balance sheet.

Strong Foundation

#1 Major Appliance Company
Strongest Brand Portfolio
Innovation That Matters
Best Distribution
Leading Scale

Our 69,000 employees remain our biggest competitive advantage and the key to our long-term success. Their energy, passion and commitment to our customers reinforce our winning culture and commitment to achieve extraordinary results.

We will continue to develop the skills of our global team so that we work to our fullest ability to achieve our goals.

Global Economic Outlook Though varied by region, we are well positioned to capitalize on expected positive global demand trends in 2014.

Led by the United States, we expect to benefit from growth in housing, the normal replacement cycle of appliances and increasing discretionary demand. In Europe, we anticipate gradual stabilization and benefits from our ongoing turnaround actions across the region. For emerging markets, such as India and Latin America, we will continue to manage through inflation and currency fluctuations that impact consumer sentiment. However, we see long-term growth opportunities in Brazil's strengthening domestic market and rising middle class, as well as our business in 35 Latin American countries outside of Brazil, and we expect to see continued good growth in China.

Sustained Industry Leadership For more than 100 years, we have established a powerful platform for growth that includes the strongest brand portfolio, best distribution and leading scale.

We will continue re-investing in our business in 2014 to capitalize on our long-term growth opportunities, with increased capital expenditures, higher research and development investments, and expanded brand activities. And in China, we expect to accelerate our growth and capitalize on industry demand by completing the planned acquisition to become majority shareholder of Hefei Rongshida Sanyo Electric Co., Ltd.

Consistent execution is our commitment to you as we fulfill our long-term strategy and our priorities of:

- Growing organically and improving our mix with our robust pipeline of new, innovative products
- Further extending our home solution offerings beyond our traditional core appliance businesses into faster-growing, higher-margin adjacent businesses
- Efficiently executing our ongoing cost-productivity programs, leveraging our higher production volumes, and implementing additional cost and capacity-reduction initiatives

Our 2014 shareholder value creation targets are firmly on track, and we remain confident in our ability to drive revenue growth of 5 to 7 percent, deliver more than 8 percent ongoing operating margins and progress toward generating free cash flow of 4 to 5 percent of sales.

We are very proud of all that we achieved in 2013, and we look forward to another year of record performance in 2014 as we accelerate our profitable growth, expand our business in key markets around the world and sustain our competitive advantage.

Sincerely,

Jeff M. Fettig

Jeff M. Fettig
Chairman of the Board and Chief Executive Officer

Building unmatched customer loyalty through our distinctive brands

Brand Leadership

Whirlpool Corporation offers the strongest portfolio of brands in the home appliance industry — due, in large part, to our deep consumer insights. From design to innovation to features to performance, each brand has its own unique personality. And each lives up to its specific purpose, with a wide range of solutions that not only satisfy, but delight and bring out the very best. We provide a consistent and superior experience that engages consumers at every step along the path of welcoming our products into their homes ... whether we're using the latest in technology to enhance the in-store experience of shoppers in Brazil or collaborating with cooks worldwide to fuel their culinary passions through our refreshed *KitchenAid* brand outreach. That's why we've earned the trust of so many people around the globe. Because we find ways to make life a little easier so they can focus on the things most important to them.


Agitronic

In India, our *Whirlpool Agitronic* washing machine's 21 customizable programs reflect the way everyday people interact with our products — just one example of how consumers inspire us, which helps us inspire them.




BRASTEMP

Left: Consumer awareness and preference run high in Brazil for the *Brastemp* brand and its broad selection of products like water purifiers that remove bacteria and chemicals for 100 percent pure water.

Below: KitchenAid brand helps home chefs around the globe make each dish better than the last with best-in-class appliances that can take on everything from avocado-corn salsa to zabaglione.





Latin America's *Brastemp Ative!* dishwasher

Whirlpool HOME APPLIANCES

MAYTAG

KitchenAid

BRASTEMP

Consul

$1 billion+ brands

FIVE OF OUR BRANDS EACH GENERATE MORE THAN $1 BILLION IN ANNUAL SALES


KitchenAid
Pulse
Off
High
Low

KitchenAid food processor


00:46

Whirlpool top-load washer in China

Whirlpool Corporation is deeply committed to providing the most compelling home solutions the industry has to offer. That's why, in 2014, we are making the most significant brand investment in our company's 102 years. As we expand our insights-driven brand strategies and accelerate new product introductions, we will create more distance between ourselves and the competition as well as more value for our shareholders and consumers. Our greatest accomplishments are yet to come.

JENN-AIR

Amana

Bauknecht
Mehr als Technik



Maytag French-door, bottom-mount refrigerator

We possess a passion for the consumer unlike any other company. At the heart of every idea put to paper, every decision approved and every product launched lies a dedication to ensure we create desire and excitement. Our winning products stand out from the crowd because they are as sleek and inventive as they are practical and efficient — like the *Whirlpool Armstrong* total laundry solution, made especially for consumers in China who like to prewash by hand and need extra storage space in their homes. As a result, we are delivering clear financial value as well as equity in our strong brands. That's what leading the industry has meant to Whirlpool Corporation for more than a century, and so it remains.



The *Whirlpool Armstrong* three-in-one laundry station


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Product Leadership

Bringing exceptional design, innovation and technology to the market


7:44 AM
DUET WASHER
15 MINUTES REMAINING (est.)
whitest whites
WASHING
Affresh Status
Good
Detergent
Low
Fan Fresh
OFF
Remote Control
PAUSE
60w POWER USAGE
132 TOTAL CYCLES
SMART TIP
To get the most out of hot water you use for certain wash loads, pack your washer full (but not over-full) and run fewer loads to save on energy.
#1 recommended washer cleaner*
nettoyant pour laveuse le plus recommandé*
affresh
Washer cleaner
Nettoyant pour laveuse
Limpiador para lavadoras
CAUTION
ATTENTION
IRRITANT
120 g
4.2 oz



Above: Whirlpool brand's smart washer and dryer address the realities of today and anticipate the opportunities of tomorrow with *6th Sense Live* technology that can be controlled using an app and can communicate with the Smart Grid — the next-generation electrical grid — to save energy. Our *affresh* washer cleaner is one of several products available from our beyond-the-core *affresh* brand, which helps consumers keep their appliances clean inside and out.

Right: Bauknecht brand brings innovation to the kitchen with this built-in oven, winner of the Plus X award in 2013 for High Quality and Design.

Introducing a new product to the market or pushing an existing technology to new heights requires a type of breakthrough thinking that's second nature for Whirlpool. But we don't innovate simply because we *can;* we do so in a way that's relevant and resonates with consumers. From smart aesthetics to unexpected conveniences to first-of-its-kind functionality, we carefully incorporate modern concepts into each product category of our multi-brand portfolio, as demonstrated by the sophisticated *Jenn-Air Accolade* ventilation system that virtually disappears when not in use.

50

MAJOR NEW PRODUCT INTRODUCTIONS IN 2013



The *Jenn-Air Accolade* downdraft ventilation system serves as an impressive design focal point that places ventilation power even closer to the cooking source than traditional systems while powerfully and quietly clearing the air.






Consul



They may be called elegant, but the beauty of our products isn't just skin-deep. *Top: Whirlpool* brand's refrigerator with superior storage flexibility. *Bottom, from left:* The *Whirlpool Ares Combo* washer/dryer, sold in Asia; the Latin America Region's portable air conditioner by *Consul* brand; and the *Maytag Maxima XL* steam dryer from North America.

Our commitment to consistency and discipline begins on the ground floor at Whirlpool and weaves its way through every facet of our company. We work together as a global team to achieve our business goals and satisfy each of our stakeholders — from suppliers to consumers to trade customers, and everyone in between.



Fueling our long-term growth through discipline, quality and efficiency



Operating Excellence

Successfully executing our strategy is a team sport for our 69,000 employees worldwide. Our commitment to delivering our core business processes and competencies extraordinarily well — every day and every time — resulted in improved quality metrics and customer service ratings across every region, successful margin-improvement actions around the world and strengthened operational performance in 2013. We will intensify our efforts in 2014 as we continue to optimize and refine our operations to deliver improved efficiency, customer satisfaction and profitable global growth as well as make appropriate investments for our future.

Growth Through Geographic Expansion

Sales by Region



Latin America 19%
2008
EMEA 21%
North America 57%
Asia 3%
Latin America 26%
2013
EMEA 16%
North America 54%
Asia 4%

Geographic Expansion

Nearly 50 percent of our company's revenue in 2013 originated outside of North America. Significant opportunities for international growth remain, particularly in India, China and Latin America where populations are high but appliance penetration rates are low.

Whirlpool Corporation is at the forefront of the home appliance industry — with compelling products available to consumers in more than 130 countries around the world. Our manufacturing, procurement, technology and distribution expertise allow us to quickly adapt to the changing needs of our business at any time, anywhere. And we are positioning ourselves for continued growth and profitability through geographic expansion, product line and channel growth, and extending our product and service offerings beyond our core appliance business.

Product Line/Channel Growth

We are well positioned to evolve our product lines to best meet the needs of diverse families around the globe in 2014. In cities big and small, in countries far and wide, we make it easy for people to discover how our products can improve one's quality of life through our healthy pipeline of innovative home solutions.



The *Whirlpool Connect* refrigerator, sold in Argentina, Colombia and Central America

Growth Beyond the Core

The expansion of our products and services is a key enabler to our long-term success. Our globally-available *KitchenAid* small appliances, our water business, *affresh* cleaning products and *Gladiator* GarageWorks storage solutions represent about 22 percent of our revenue base today and are poised for even greater growth.



The versatile and portable *EveryDrop* water filter quickly reduces unpleasant chlorine taste and odor from drinking water so people anywhere can enjoy delicious, fresh-filtered water.

$18.8 billion

GLOBAL REVENUE IN 2013



North America

Whirlpool
Maytag
KitchenAid
Jenn-Air
Amana
Gladiator



Whirlpool Corporation holds the No. 1 market share position in North America. Our leading brands in the mass, premium and super-premium segments give consumers everything they need and more. In 2013, the region delivered strong performance, with increased sales and significant margin expansion that created value for our stockholders. We also invested heavily in marketing, technology and product development to bring highly preferred, consumer-relevant products to the marketplace. For example, our new built-in wall ovens and electric cooktops from the *Whirlpool*, *Maytag* and *KitchenAid* brands earned numerous top ratings for their innovation and quality — including the top five spots in the wall oven category — from a leading consumer magazine. In 2014, we will further extend our product lines and expand our non-core appliance business to bring consumers fresh, modern solutions. And we will continue our commitment to long-term growth by incorporating added speed and efficiency into everything we do.



Jenn-Air steam and convection wall oven



Left: KitchenAid Pro Line four slice toaster

Below: Maytag kitchen with French-door, bottom-mount refrigerator, double-oven electric range, microwave-hood combination and built-in dishwasher



Whirlpool Corporation has a leading position in key countries across Europe. We offer our flagship *Whirlpool* brand alongside several regional brands with rich histories. Though the external environment may waver, we remain firm in our commitment to provide the high-quality, iconic products that our consumers deserve. In 2013, we expanded the reach of our *KitchenAid* brand in Europe and more consumers can now access the brand's sought-after products. In addition, our *Bauknecht* brand — one of the most preferred in Germany — was named Most Innovative Brand of the Year in the major appliances category at the 2013 Plus X Awards, offering products like the impressive *LUMiQ* refrigerator. Our ongoing business discipline resulted in both growth and significantly improved operating performance in 2013. And we are dedicated to accelerating these positive trends in 2014.



Bauknecht LUMiQ refrigerator



Europe, Middle East and Africa

Whirlpool
Maytag
KitchenAid
Bauknecht
Ignis
Laden
Polar
Privileg



Above: KitchenAid Vertigo wine cooler and refrigerator

Right: Whirlpool Infinite Care washer and dryer



Latin America

Whirlpool
Maytag
KitchenAid
Brastemp
Consul





High consumer preference for our versatile brands has helped Whirlpool Corporation strengthen our No. 1 market share position in Latin America. We drove ongoing margin expansion in 2013 due to our impressive new product launches, effective management of our resources and continued non-core appliance growth. Powerful value-creating innovation across the *Brastemp* and *Consul* brands helped us earn our sixth straight award for being the best company in the electronics category, according to *IstoÉ Dinheiro* magazine. And, for the third year in Argentina, *Whirlpool* brand was named the Most Trusted Brand in refrigerators by *Selecciones* magazine's annual Trusted Brands Survey. We were also recognized for the fourth consecutive year as the biggest and best electronics company in Brazil by *Exame* magazine. In 2014, we will continue to deliver consumer-inspired solutions and rigorous operational execution that help us win in the marketplace.



Brastemp Ative! washer


Consul

Left: Consul brand microwave

Below: Brastemp Clean Timer range and ventilation hood


BRASTEMP
clean
12:00
BRASTEMP

We continue to grow our strong market position in India, and we have built a strong platform for growth in China. Across the region, Whirlpool Corporation delivered a variety of innovative products in 2013. We refreshed the *Whirlpool Neo iChill* line of frost-free refrigerators with upgraded design, best-in-class performance and models from entry level to premium that meet the needs of a broad span of consumers. And we launched beautiful and efficient products like the *Whirlpool Beijing Opera* refrigerator. During the year, we strengthened our appliance mix in India, earned share gains in China and Hong Kong, and improved our distribution capabilities in Australia. In 2014, we expect to gain, through our planned acquisition to become majority shareholder of Hefei Rongshida Sanyo Electric Co., Ltd., a larger distribution network, a stronger product portfolio and increased manufacturing footprint. And we will further strengthen our business throughout the region through focused execution while accelerating our growth.





The *Whirlpool Beijing Opera* refrigerator, sold in China

Asia

Whirlpool
Maytag
KitchenAid
Jenn-Air
Amana
Bauknecht




Stainwash

Above: The *Whirlpool Neo iChill* refrigerator and *Whirlpool* range, microwave, espresso maker and built-in oven — all available to consumers in India.

Right: India's *Whirlpool Stainwash* top-load washer.

At Whirlpool, we foster collaboration in the workplace because we recognize the value each employee brings to the table. Our winning tools, environment and culture allow our employees to become more efficient, further engaged and produce winning results — for themselves, the company and our consumers.



Empowering our talented workforce; creating competitive advantage


WET
PAINT

People Excellence

At Whirlpool Corporation, our people have always been our greatest asset and our ultimate differentiator. Our People Excellence strategy unleashes individual and collective talents, inspires a winning culture and creates a competitive advantage for our company that delivers well beyond expectations. We have assembled a global team of great people that reflects our diverse consumer base and possesses the right skills to help us succeed in the marketplace. And we have built a winning culture, where every employee feels empowered to do their best work — with the most efficient tools and technologies available as well as the most effective methods of collaboration and outside-of-the-box thinking. We are motivated to win and inspired to deliver extraordinary results. That's commitment that goes beyond a job description; it's the essence of our DNA.





Our global team of employees is the determining factor in whether we succeed. That's why we're proud of our top-quartile 2013 engagement score, which reached an all-time high level among employees. Our first engagement survey took place 11 years ago, and we have maintained or increased overall engagement every year since.

The survey and its results are important to us — because the more we learn about our employees' connection to our company and commitment to our strategy, the more we are able to make this an even greater place to work. Whether it's strategy sessions, leader discussion forums or product showcases, we are bringing our business objectives to life and empowering our people to achieve exceptional results.

When it comes to professional development, it's not just for employees who are beginning their careers. Our unique Whirlpool University (WU) global training framework offers hundreds of learning opportunities for people new to Whirlpool, new to leading people and for people who simply want to learn something new. WU courses are aligned to our business and provide crucial knowledge and skills to help employees be successful. We are also focused on growing our next generation of leaders through our company-wide Leadership Development Program and local groups like Whirlpool Leaders in the United States and School of Leaders in Latin America.

At Whirlpool, we are a company of high-performing teams that work together to bring the very best products and services to our consumers. In everything we do, we are guided by our enduring values of Respect, Integrity, Diversity and Inclusion, Teamwork, and a Spirit of Winning. And we are committed to reaching extraordinary levels of performance that build on our company's rich legacy and create outstanding results for all of our stakeholders.


Whirlpool

69,000 employees

A GLOBAL TEAM THAT INSPIRES A WINNING CULTURE AND EXTRAORDINARY RESULTS








MAYTAG
MAYTAG
2012
FINISHER

Social Responsibility

Making the most of moments that matter

For generations, Whirlpool Corporation has been bringing people transformative home solutions so they can focus on what really matters — their lives, their families and their communities. Today, Whirlpool not only stands for brand and product leadership, but we are also a leading company with a collective impact that is driven by doing the right thing. The Whirlpool Foundation supports nonprofit agencies that focus on quality family life, cultural diversity and lifelong learning, utilizing new and innovative ways to make a lasting impact on society with an emphasis on the communities where Whirlpool Corporation operates. And, through our employee volunteerism and signature charities, we are multiplying our efforts around the globe to create lasting change. In everything we do, we are committed to making the most of moments that matter.

Whirlpool China employees partner with Habitat for Humanity®



W
H
I
R
L
P
O
O
L

Employees from the *Bauknecht* Essentials team made an impact where it was needed most when a devastating typhoon hit the Philippines. The team held an employee fundraiser to purchase basic goods for the people of Leyte and Cibu, ensuring the donations arrived just in time for the holidays.



Community Relations performance scorecard, including Whirlpool Foundation*

49%	Employee volunteerism (% of salaried population)
423,729	Employee volunteerism (hours volunteered by salaried population)
300+	Nonprofit organizations impacted globally through volunteerism and donations
100+	Whirlpool Sons & Daughters Scholarship and award recipients currently attending colleges and universities across the U.S.

*Whirlpool Corporation's 2013 global sustainability report will be available during the second half of 2014. For more information, see www.whirlpoolcorp.com

At Whirlpool Corporation we have high-impact relationships with nonprofit organizations that make a positive difference in people's lives — most notably, Habitat for Humanity®, the Boys & Girls Clubs of America®, Cook for the Cure®, Trees for the Future, United Way® and Instituto Consulado da Mulher®. Our company, brands and employees have contributed millions of dollars and countless hours to these organizations, and our consumers appreciate this dedication to the community. In addition, in 2013, we became the official appliance sponsor of Homes for Our Troops (HFOT), a U.S. nonprofit organization that assists severely injured combat veterans. Since 2004, HFOT has handed over the keys for nearly 140 home build projects and for the next three years, new homes will include a full suite of new *Whirlpool* major appliances and *KitchenAid* countertop appliances. We are proud to help improve the quality of these heroes' lives.



A Whirlpool Corporation and Homes for Our Troops event in Benton Harbor, Mich.

Sustainability

Innovating for the next generation of consumers

Whirlpool Corporation is committed to *responsibly* leading the global home appliance industry — delivering superior value for our stakeholders while setting the standard for sustainability.

In 2013, *Whirlpool* brand launched the industry's first full suite of smart appliances with *6th Sense Live* technology, giving consumers the ability to send and receive signals to a smart electrical grid and automatically modify the energy consumption of their appliances.

Across our brand portfolio, we are bringing new, resource-friendly appliances to the market that are more efficient than their predecessors. For example, a new washer today is 77 percent more efficient than one from the year 2000. Consumers who replace their older models would save energy and money — $117 a year — making appliance replacement our biggest opportunity for future energy conservation.

We have been a longtime champion of voluntary industry standards that promote increased energy and water efficiency. And we are inviting consumers to join us in the journey to live a more resource-conscious lifestyle through programs like *Amana* Steps, which provides tips on small changes that can make a big impact on the environment.

At our facilities around the world, we are implementing processes to eliminate waste and drive ongoing operating efficiencies. We were the first appliance manufacturer to announce a greenhouse gas reduction target and achieve those goals, and we have established a new global goal of sending zero waste to landfills by 2022. Three of our manufacturing facilities in Brazil have already achieved this milestone, preventing hundreds of tons of waste from reaching landfills in 2013.

Our global training facility in Covert, Mich., received 2013 ENERGY STAR® building certification in recognition of superior energy performance. And we were awarded two Leadership in Energy and Environmental Design (LEED®) certifications in 2013 — LEED Gold at our Cleveland, Tenn., premium cooking manufacturing facility and LEED Platinum at our North America Region headquarters in Benton Harbor, Mich., bringing our total number of LEED facilities to 10.

At Whirlpool, we are passionate about improving the quality of life of our consumers while minimizing our impact on the environment. And we are combining the power of innovation with our environmental commitment to create solutions that delight consumers — today and tomorrow.



Whirlpool Mexico and P&G set a world record in 2013 for the largest mobile laundromat. One ton of clothes was cleaned using 20 *Whirlpool* brand high-efficiency washers, which consume less water per cycle than traditional washers without compromising performance.



The *Bauknecht GreenKitchen* refrigerator and dishwasher work together to save water and energy by reusing waste heat from the refrigerator to preheat water in the dishwasher.



Designed and developed in Europe, *GreenKitchen* started as a kitchen eco-system concept inspired by nature. The *Bauknecht* brand has brought the vision to life with the launch of a lineup of *GreenKitchen* appliances that take future home solutions out of the design studios and into the German market.

Until now, waste heat generated from cooling food in the refrigerator could not be reused. This is no longer the case with *Bauknecht GreenKitchen* products. In fact, the ability to save water and energy together is what distinguishes the combination of the *Bauknecht GreenKitchen* refrigerator and dishwasher. Waste heat from the refrigerator is used to preheat water in the dishwasher, thus consuming less energy. This process improves the energy efficiency of the already very efficient dishwasher by up to 10 percent. With this technology, even a six-liter dishwasher can achieve an energy consumption value of efficiency class A+++.

Corporate Recognition

Admired, respected and reputable. These are just a few examples of how Whirlpool has been described by leading organizations all around the world. In 2013, our company was recognized externally for our leadership in corporate reputation, citizenship, performance, innovation and more, including:

- **World's Most Admired Companies** Third consecutive distinction from *Fortune* magazine (Home Equipment, Furnishings industry sector)
- **World's Most Reputable Companies** Sixth consecutive honor from *Forbes* magazine and the Reputation Institute
- **FTSE4Good Index** Global responsible investment index
- **Dow Jones Sustainability Index, North America** Global corporate sustainability index
- **Top 50 Best Corporate Citizens** Eleventh consecutive inclusion in *CR* magazine listing (United States)
- **Best Places to Work for LGBT Equality** 10th perfect score of 100 from the Human Rights Campaign (United States)
- **Innovative Star Award** Smart appliances — Alliance to Save Energy (United States)
- **Leadership in Energy and Environmental Design (LEED®) Gold Certification** Cleveland, Tenn., facility — U.S. Green Building Council
- **Leadership in Energy and Environmental Design (LEED®) Platinum Certification** Benton Harbor, Mich., Riverview campus — U.S. Green Building Council
- **ENERGY STAR® Sustained Excellence Award** Whirlpool Canada — Natural Resources Canada
- **Emirates Quality Mark for Excellence** Emirates National Accreditation System (United Arab Emirates)
- **Melhores e Maiores/Biggest and Best Company in Electronics** *Exame* magazine (Brazil)
- **10 Most Innovative Organizations** Best Innovator ranking, A.T. Kearney together with *Época Negócios* magazine (Brazil)
- **20 Most Sustainable Companies** Third recognition by *Exame* magazine (Brazil)
- **25 Most Admired Companies** Recognized by human resources professionals in *Gestão RH* magazine (Brazil)
- **Great Place to Work** *Época Negócios* magazine (Brazil)
- **Melhores da Dinheiro/Best of *IstoÉ Dinheiro*** Sixth straight win in electronics category from *IstoÉ Dinheiro* magazine (Brazil)
- **Best Companies to Work For** Recognized by *Você S/A* magazine and the Institute of Administration (Brazil)
- **Best Companies to Work For** Recognized by Great Places to Work Institute (India)

FINANCIAL SUMMARY

The following is a summary of Whirlpool Corporation's financial condition and results of operations for 2013, 2012 and 2011. For a more complete understanding of our financial condition and results, this summary should be read together with Whirlpool Corporation's Financial Statements and related notes, and "Management's Discussion and Analysis." This information appears in the Company's 2013 Annual Report on Form 10-K filed with the Securities and Exchange Commission, which is available on the company's website at investors.whirlpoolcorp.com/sec.cfm.

FORWARD-LOOKING PERSPECTIVE

We currently estimate earnings per diluted share and industry demand for 2014 to be within the following ranges:

(Millions of dollars, except per share data)	2014 Current Outlook
Estimated GAAP earnings per diluted share, for the year ending December 31, 2014	**$11.05–$11.55**
Brazilian tax credits (BEFIEX)	$ (0.21)
Restructuring expense	$ 0.95
Investment expense	$ 0.21
Estimated ongoing business operations earnings per diluted share	**$12.00–$12.50**
Industry demand	
North America	5%–7%
Latin America	Flat
EMEA	0%–2%
Asia	0%–3%

For the full-year 2014, we expect to generate free cash flow of approximately $700 million, including restructuring cash outlays of up to $150 million, capital spending of $625 million to $675 million and U.S. pension contributions of approximately $160 million.

The table below reconciles projected 2014 cash provided by operations determined in accordance with GAAP to free cash flow, a non-GAAP measure. Management believes that free cash flow provides stockholders with a relevant measure of liquidity and a useful basis for assessing Whirlpool's ability to fund its activities and obligations. There are limitations to using non-GAAP financial measures, including the difficulty associated with comparing companies that use similarly named non-GAAP measures whose calculations may differ from our calculations. We define free cash flow as cash provided by continuing operations less capital expenditures and including proceeds from the sale of assets/businesses. For more information, see document titled "GAAP Reconciliations" at investors.whirlpoolcorp.com/annuals.cfm.

(Millions of dollars)	2014 Current Outlook
Cash provided by operating activities	$1,325–$1,375
Capital expenditures and proceeds from sale of assets/businesses	(625)–(675)
Free cash flow	$700–$700

The projections above are based on many estimates and are inherently subject to change based on future decisions made by management and the Board of Directors of Whirlpool, and significant economic, competitive and other uncertainties and contingencies.

ONGOING BUSINESS OPERATIONS MEASURES: ADJUSTED OPERATING PROFIT AND ADJUSTED EARNINGS PER DILUTED SHARE

The reconciliation provided below reconciles the non-GAAP financial measures, adjusted operating profit and adjusted earnings per diluted share, with the most directly comparable GAAP financial measures, reported operating profit and earnings per diluted share available to Whirlpool, for the twelve months ended December 31, 2013, December 31, 2012, and December 31, 2011. Adjusted operating profit margin is calculated by dividing adjusted operating profit by adjusted net sales. Adjusted net sales excludes Brazilian (BEFIEX) tax credits from reported net sales. For more information, see document titled "GAAP Reconciliations" at investors.whirlpoolcorp.com/annuals.cfm.

	Twelve Months Ended December 31,					
	Operating Profit			Earnings Per Diluted Share		
(Millions of dollars, except per share data)	**2013**	2012	2011	**2013**	2012	2011
Reported GAAP measure	**$1,249**	$ 869	$ 792	**$10.24**	$ 5.06	$ 4.99
Restructuring expense	**196**	237	136	**1.84**	2.15	1.13
Brazilian tax credits (BEFIEX)	**(109)**	(37)	(266)	**(1.35)**	(0.47)	(3.41)
U.S. Energy Tax Credits	**—**	—	—	**(1.56)**	—	(4.68)
Brazilian collection dispute and antitrust resolutions	**—**	—	—	**0.40**	0.32	4.85
Investment expense	**6**	—	—	**0.19**	—	—
Brazilian government settlement	**11**	—	—	**0.26**	—	—
Investment and intangible impairment	**—**	4	—	**—**	0.12	—
Benefit plan curtailment gain	**—**	(49)	(35)	**—**	(0.38)	(0.28)
Contract and patent resolutions	**—**	—	—	**—**	0.17	—
Normalized tax rate adjustment	**—**	—	—	**—**	0.08	—
Supplier quality recovery	**—**	—	(61)	**—**	—	(0.49)
Supplier-related quality issue	**—**	—	(7)	**—**	—	(0.06)
Ongoing business operations measure	**$1,353**	$1,024	$ 559	**$10.02**	$ 7.05	$ 2.05

FREE CASH FLOW

The reconciliation provided below reconciles the non-GAAP financial measure, free cash flow, with the most directly comparable GAAP financial measure, cash provided by operating activities, for the twelve months ended December 31, 2013, December 31, 2012, and December 31, 2011. For more information, see document titled "GAAP Reconciliations" at investors.whirlpoolcorp.com/annuals.cfm.

(Millions of dollars)	**2013**	2012	2011
Cash provided by operating activities	**$1,262**	$ 696	$ 530
Capital expenditures and proceeds from sale of assets/businesses	**(572)**	(466)	(585)
Free cash flow	**$ 690**	$ 230	$ (55)

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. Certain statements contained in this annual report, including those within the forward-looking perspective section within this Management's Discussion and Analysis, and other written and oral statements made from time to time by us or on our behalf do not relate strictly to historical or current facts and may contain forward-looking statements that reflect our current views with respect to future events and financial performance. As such, they are considered "forward-looking statements" which provide current expectations or forecasts of future events. Such statements can be identified by the use of terminology such as "may," "could," "will," "should," "possible," "plan," "predict," "forecast," "potential," "anticipate," "estimate," "expect," "project," "intend," "believe," "may impact," "on track," and similar words or expressions. Our forward-looking statements generally relate to our growth strategies, financial results, product development, and sales efforts. These forward-looking statements should be considered with the understanding that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially.

This document contains forward-looking statements about Whirlpool Corporation and its consolidated subsidiaries ("Whirlpool") that speak only as of this date. Whirlpool disclaims any obligation to update these statements. Forward-looking statements in this document may include, but are not limited to, statements regarding expected earnings per share, cash flow, productivity and material and oil-related prices. Many risks, contingencies and uncertainties could cause actual results to differ materially from Whirlpool's forward-looking statements. Among these factors are: (1) intense competition in the home appliance industry reflecting the impact of both new and established global competitors, including Asian and European manufacturers; (2) Whirlpool's ability to continue its relationship with significant trade customers and the ability of these trade customers to maintain or increase market share; (3) acquisition and investment-related risk; (4) changes in economic conditions which affect demand for our products, including the strength of the building industry and the level of interest rates; (5) product liability and product recall costs; (6) inventory and other asset risk; (7) risks related to our international operations, including changes in foreign regulations, regulatory compliance and disruptions arising from natural disasters or terrorist attacks; (8) the uncertain global economy; (9) the ability of Whirlpool to achieve its business plans, productivity improvements, cost control, price increases, leveraging of its global operating platform, and acceleration of the rate of innovation; (10) Whirlpool's ability to maintain its reputation and brand image; (11) fluctuations in the cost of key materials (including steel, plastic, resins, copper and aluminum) and components and the ability of Whirlpool to offset cost increases; (12) litigation, tax, and legal compliance risk and costs, especially costs which may be materially different from the amount we expect to incur or have accrued for; (13) the effects and costs of governmental investigations or related actions by third parties; (14) Whirlpool's ability to obtain and protect intellectual property rights; (15) the ability of suppliers of critical parts, components and manufacturing equipment to deliver sufficient quantities to Whirlpool in a timely and cost-effective manner; (16) health care cost trends, regulatory changes and variations between results and estimates that could increase future funding obligations for pension and postretirement benefit plans; (17) information technology system failures and data security breaches; (18) the impact of labor relations; (19) our ability to attract, develop and retain executives and other qualified employees; (20) changes in the legal and regulatory environment including environmental and health and safety regulations; and (21) the ability of Whirlpool to manage foreign currency fluctuations.

We undertake no obligation to update any forward-looking statement, and investors are advised to review disclosures in our filings with the SEC. It is not possible to foresee or identify all factors that could cause actual results to differ from expected or historic results. Therefore, investors should not consider the foregoing factors to be an exhaustive statement of all risks, uncertainties, or factors that could potentially cause actual results to differ from forward-looking statements.

Additional information concerning these and other factors can be found in Whirlpool Corporation's filings with the Securities and Exchange Commission, including the most recent annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

PERFORMANCE GRAPH

The graph below depicts the yearly dollar change in the cumulative total stockholder return on our common stock with the cumulative total return of Standard & Poor's (S&P) Composite 500 Stock Index and the cumulative total return of the S&P 500 Household Durables Index for the last five fiscal years.* The graph assumes $100 was invested on December 31, 2008, in Whirlpool Corporation common stock, the S&P 500 and the S&P Household Durables Index.

*Cumulative total return is measured by dividing (1) the sum of (a) the cumulative amount of the dividends for the measurement period, assuming dividend reinvestment, and (b) the difference between share price at the end and at the beginning of the measurement period by (2) the share price at the beginning of the measurement period.

TOTAL RETURN TO SHAREHOLDERS

(Includes reinvestment of dividends)

	Annual Return Percentage Years Ending				
Company/Index	Dec. '09	Dec. '10	Dec. '11	Dec. '12	**Dec. '13**
Whirlpool Corporation	103.39%	12.45%	(45.00)%	120.12%	**57.00%**
S&P 500 Index	26.46	15.06	2.11	16.00	**32.39**
S&P 500 Household Durables	36.06	22.87	(2.88)	71.57	**31.08**

	Base Period	Indexed Returns Years Ending				
Company/Index	Dec. '08	Dec. '09	Dec. '10	Dec. '11	Dec. '12	**Dec. '13**
Whirlpool Corporation	$100	$203.39	$228.71	$125.79	$276.89	**$434.71**
S&P 500 Index	100	126.46	145.51	148.59	172.37	**228.19**
S&P 500 Household Durables	100	136.06	167.18	162.37	278.58	**365.16**


$500
400
300
200
100
0
2008
2009
2010
2011
2012
2013
WHIRLPOOL CORPORATION
S&P 500 INDEX
S&P 500 HOUSEHOLD DURABLES

Consolidated Statements of Income

(Millions of dollars, except per share data)

Year Ended December 31,	2013	2012	2011
Net sales	$18,769	$18,143	$18,666
Expenses			
Cost of products sold	15,471	15,250	16,089
Gross margin	3,298	2,893	2,577
Selling, general and administrative	1,828	1,757	1,621
Intangible amortization	25	30	28
Restructuring costs	196	237	136
Operating profit	1,249	869	792
Other income (expense)			
Interest and sundry income (expense)	(155)	(112)	(607)
Interest expense	(177)	(199)	(213)
Earnings (loss) before income taxes	917	558	(28)
Income tax expense (benefit)	68	133	(436)
Net earnings	849	425	408
Less: Net earnings available to noncontrolling interests	22	24	18
Net earnings available to Whirlpool	$ 827	$ 401	$ 390
Per share of common stock			
Basic net earnings available to Whirlpool	$ 10.42	$ 5.14	$ 5.07
Diluted net earnings available to Whirlpool	$ 10.24	$ 5.06	$ 4.99
Weighted-average shares outstanding (in millions)			
Basic	79.3	78.1	76.8
Diluted	80.8	79.3	78.1

Consolidated Statements of Comprehensive Income

(Millions of dollars)

Year Ended December 31,	**2013**	2012	2011
Net earnings	**$ 849**	$ 425	$ 408
Other comprehensive income (loss), before tax:			
Foreign currency translation adjustments	**(122)**	(36)	(86)
Derivative instruments:			
Net gain (loss) arising during period	**(9)**	(17)	(62)
Less: reclassification adjustment for gain (loss) included in net earnings	**(11)**	(25)	80
Derivative instruments, net	**2**	8	(142)
Marketable securities:			
Net gain (loss) arising during period	**7**	2	(13)
Less: reclassification adjustment for gain (loss) included in net earnings	**—**	(7)	(9)
Marketable securities, net	**7**	9	(4)
Defined benefit pension and postretirement plans:			
Prior service (cost) credit arising during period	**(2)**	2	148
Net gain (loss) arising during period	**475**	(384)	(283)
Less: amortization of prior service credit (cost) and actuarial (loss)	**(35)**	38	42
Defined benefit pension and postretirement plans, net:	**508**	(420)	(177)
Other comprehensive income (loss), before tax	**395**	(439)	(409)
Income tax benefit (expense) related to items of other comprehensive income (loss)	**(165)**	130	71
Other comprehensive income (loss), net of tax	**$ 230**	$(309)	$(338)
Comprehensive income	**$1,079**	$ 116	$ 70
Less: comprehensive income, available to noncontrolling interests	**19**	20	13
Comprehensive income available to Whirlpool	**$1,060**	$ 96	$ 57

Consolidated Balance Sheets

(Millions of dollars, except share data)

At December 31,	2013	2012
Assets		
Current assets		
Cash and equivalents	$ 1,380	$ 1,168
Accounts receivable, net of allowance of $73 and $60, respectively	2,005	2,038
Inventories	2,408	2,354
Deferred income taxes	549	558
Prepaid and other current assets	680	709
Total current assets	7,022	6,827
Property, net of accumulated depreciation of $6,278 and $6,070, respectively	3,041	3,034
Goodwill	1,724	1,727
Other intangibles, net of accumulated amortization of $237 and $211, respectively	1,702	1,722
Deferred income taxes	1,764	1,832
Other noncurrent assets	291	254
Total assets	$15,544	$15,396
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 3,865	$ 3,698
Accrued expenses	710	692
Accrued advertising and promotions	441	419
Employee compensation	456	520
Notes payable	10	7
Current maturities of long-term debt	607	510
Other current liabilities	705	664
Total current liabilities	6,794	6,510
Noncurrent liabilities		
Long-term debt	1,846	1,944
Pension benefits	930	1,636
Postretirement benefits	458	422
Other noncurrent liabilities	482	517
Total noncurrent liabilities	3,716	4,519
Stockholders' equity		
Common stock, $1 par value, 250 million shares authorized, 109 million and 108 million shares issued and 77 million and 79 million shares outstanding, respectively	109	108
Additional paid-in capital	2,453	2,313
Retained earnings	5,784	5,147
Accumulated other comprehensive loss	(1,298)	(1,531)
Treasury stock, 32 million and 29 million shares, respectively	(2,124)	(1,777)
Total Whirlpool stockholders' equity	4,924	4,260
Noncontrolling interests	110	107
Total stockholders' equity	5,034	4,367
Total liabilities and stockholders' equity	$15,544	$15,396

Consolidated Statements of Cash Flows

(Millions of dollars)

Year Ended December 31,	**2013**	2012	2011
Operating activities			
Net earnings	**$ 849**	$ 425	$ 408
Adjustments to reconcile net earnings to cash provided by operating activities:			
Depreciation and amortization	**540**	551	558
Curtailment gain	**—**	(52)	(35)
Increase (decrease) in LIFO inventory reserve	**(26)**	(13)	54
Brazilian collection dispute	**—**	(275)	144
Changes in assets and liabilities:			
Accounts receivable	**(65)**	47	(15)
Inventories	**(86)**	(7)	283
Accounts payable	**275**	240	25
Accrued advertising and promotions	**28**	(13)	14
Product recall	**—**	—	(15)
Taxes deferred and payable, net	**(105)**	(68)	(573)
Accrued pension and postretirement benefits	**(184)**	(227)	(349)
Employee compensation	**(23)**	249	(59)
Other	**59**	(161)	90
Cash provided by operating activities	**1,262**	696	530
Investing activities			
Capital expenditures	**(578)**	(476)	(608)
Proceeds from sale of assets	**6**	10	23
Investment in related businesses	**(6)**	(28)	(7)
Other	**(4)**	—	(4)
Cash used in investing activities	**(582)**	(494)	(596)
Financing activities			
Repayments of long-term debt	**(513)**	(361)	(313)
Proceeds from borrowings of long-term debt	**518**	322	300
Net proceeds (repayments) from short-term borrowings	**5**	6	(2)
Dividends paid	**(187)**	(155)	(148)
Repurchase of common stock	**(350)**	—	—
Common stock issued	**95**	43	14
Other	**(2)**	(3)	(17)
Cash used in financing activities	**(434)**	(148)	(166)
Effect of exchange rate changes on cash and equivalents	**(34)**	5	(27)
Increase (decrease) in cash and equivalents	**212**	59	(259)
Cash and equivalents at beginning of year	**1,168**	1,109	1,368
Cash and equivalents at end of year	**$1,380**	$1,168	$1,109
Supplemental disclosure of cash flow information			
Cash paid for interest	**$ 179**	$ 197	$ 208
Cash paid for income taxes	**$ 158**	$ 177	$ 136

Consolidated Statements of Changes In Stockholders' Equity

(Millions of dollars)

		Whirlpool Stockholders' Equity				
	Total	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock/ Additional Paid-in-Capital	Common Stock	Non-Controlling Interests
Balances, December 31, 2010	$4,320	$4,680	$ (893)	$ 333	$106	$ 94
Comprehensive income						
Net earnings	408	390	—	—	—	18
Other comprehensive loss	(338)	—	(333)	—	—	(5)
Comprehensive income	70	390	(333)	—	—	13
Stock issued	46	—	—	46	—	—
Dividends declared	(156)	(148)	—	—	—	(8)
Balances, December 31, 2011	4,280	4,922	(1,226)	379	106	99
Comprehensive income						
Net earnings	425	401	—	—	—	24
Other comprehensive loss	(309)	—	(305)	—	—	(4)
Comprehensive income	116	401	(305)	—	—	20
Cumulative adjustment, equity method investment	(18)	(18)	—	—	—	—
Stock issued	159	—	—	157	2	—
Dividends declared	(170)	(158)	—	—	—	(12)
Balances, December 31, 2012	4,367	5,147	(1,531)	536	108	107
Comprehensive income						
Net earnings	849	827	—	—	—	22
Other comprehensive income	230	—	233	—	—	(3)
Comprehensive income	1,079	827	233	—	—	19
Stock issued (repurchased)	(206)	—	—	(207)	1	—
Dividends declared	(206)	(190)	—	—	—	(16)
Balances, December 31, 2013	$5,034	$5,784	$(1,298)	$ 329	$109	$110

Report by Management on the Consolidated Financial Statements

The management of Whirlpool Corporation has prepared the accompanying financial statements. The financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, based upon their audits, expresses the opinion that these financial statements present fairly the consolidated financial position, statements of income and cash flows of Whirlpool and its subsidiaries in accordance with accounting principles generally accepted in the United States. Their audits are conducted in conformity with the auditing standards of the Public Company Accounting Oversight Board (United States).

The financial statements were prepared from the Company's accounting records, books and accounts which, in reasonable detail, accurately and fairly reflect all material transactions. The Company maintains a system of internal controls designed to provide reasonable assurance that the Company's books and records, and the Company's assets are maintained and accounted for, in accordance with management's authorizations. The Company's accounting records, compliance with policies and internal controls are regularly reviewed by an internal audit staff.

The audit committee of the Board of Directors of the Company is composed of four independent directors who, in the opinion of the board, meet the relevant financial experience, literacy, and expertise requirements. The audit committee provides independent and objective oversight of the Company's accounting functions and internal controls and monitors (1) the objectivity of the Company's financial statements, (2) the Company's compliance with legal and regulatory requirements, (3) the independent registered public accounting firm's qualifications and independence, and (4) the performance of the Company's internal audit function and independent registered public accounting firm. In performing these functions, the committee has the responsibility to review and discuss the annual audited financial statements and quarterly financial statements and related reports with management and the independent registered public accounting firm, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," to monitor the adequacy of financial disclosure. The committee also has the responsibility to retain and terminate the Company's independent registered public accounting firm and exercise the committee's sole authority to review and approve all audit engagement fees and terms and pre-approve the nature, extent, and cost of all non-audit services provided by the independent registered public accounting firm.

Larry M. Venturelli
Executive Vice President and
Chief Financial Officer
February 18, 2014

Management's Report on Internal Control Over Financial Reporting

The management of Whirlpool Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Whirlpool's internal control system is designed to provide reasonable assurance to Whirlpool's management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The management of Whirlpool assessed the effectiveness of Whirlpool's internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework* (1992 Framework). Based on our assessment and those criteria, management believes that Whirlpool maintained effective internal control over financial reporting as of December 31, 2013.

Whirlpool's independent registered public accounting firm has issued an audit report on its assessment of Whirlpool's internal control over financial reporting. This report appears on page 45.

Jeff M. Fettig
Chairman of the Board and
Chief Executive Officer
February 18, 2014

Larry M. Venturelli
Executive Vice President and
Chief Financial Officer
February 18, 2014

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors

Whirlpool Corporation

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Whirlpool Corporation as of December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2013 and in our report dated February 18, 2014, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying financial statements, as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 (presented on pages 38 through 42) is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Whirlpool Corporation's internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated February 18, 2014 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chicago, Illinois
February 18, 2014

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors

Whirlpool Corporation

We have audited Whirlpool Corporation's internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control—Integrated Framework* (1992 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Whirlpool Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Whirlpool Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Whirlpool Corporation as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2013, and our report dated February 18, 2014 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
February 18, 2014

Five-Year Selected Financial Data

(Millions of dollars, except share and employee data)

	2013	2012	2011	2010	2009
Consolidated Operations					
Net sales	**$18,769**	$18,143	$18,666	$18,366	$17,099
Restructuring costs	**196**	237	136	74	126
Depreciation and amortization	**540**	551	558	555	525
Operating profit	**1,249**	869	792	1,008	688
Earnings (loss) before income taxes and other items	**917**	558	(28)	586	293
Net earnings	**849**	425	408	650	354
Net earnings available to Whirlpool	**827**	401	390	619	328
Capital expenditures	**578**	476	608	593	541
Dividends paid	**187**	155	148	132	128
Consolidated Financial Position					
Current assets	**$ 7,022**	$ 6,827	$ 6,422	$ 7,315	$ 7,025
Current liabilities	**6,794**	6,510	6,297	6,149	5,941
Accounts receivable, inventories and accounts payable, net	**548**	694	947	1,410	1,389
Property, net	**3,041**	3,034	3,102	3,134	3,117
Total assets	**15,544**	15,396	15,181	15,584	15,094
Long-term debt	**1,846**	1,944	2,129	2,195	2,502
Total debt[1]	**2,463**	2,461	2,491	2,509	2,903
Whirlpool stockholders' equity	**4,924**	4,260	4,181	4,226	3,664
Per Share Data					
Basic net earnings available to Whirlpool	**$ 10.42**	$ 5.14	$ 5.07	$ 8.12	$ 4.39
Diluted net earnings available to Whirlpool	**10.24**	5.06	4.99	7.97	4.34
Dividends	**2.38**	2.00	1.93	1.72	1.72
Book value[2]	**60.97**	53.70	53.50	54.48	48.48
Closing Stock Price—NYSE	**156.86**	101.75	47.45	88.83	80.66
Key Ratios					
Operating profit margin	**6.7%**	4.8%	4.2%	5.5%	4.0%
Pre-tax margin[3]	**4.9%**	3.1%	(0.2)%	3.2%	1.7%
Net margin[4]	**4.4%**	2.2%	2.1%	3.4%	1.9%
Return on average Whirlpool stockholders' equity[5]	**18.0%**	9.5%	9.3%	15.7%	9.8%
Return on average total assets[6]	**5.3%**	2.6%	2.5%	4.0%	2.3%
Current assets to current liabilities	**1.0**	1.0	1.0	1.2	1.2
Total debt as a percent of invested capital[7]	**33.0%**	36.0%	36.8%	36.7%	43.6%
Price earnings ratio[8]	**15.3**	20.1	9.5	11.2	18.6
Other Data					
Common shares outstanding (in thousands):					
Average number—on a diluted basis	**80,761**	79,337	78,143	77,628	75,584
Year-end common shares outstanding	**77,417**	78,407	76,451	76,030	74,704
Year-end number of stockholders	**11,889**	12,759	13,527	14,080	14,930
Year-end number of employees	**69,000**	68,000	68,000	71,000	67,000
Five-year annualized total return to stockholders[9]	**34.0%**	7.6%	(8.1)%	3.8%	5.8%

(1) Total debt includes notes payable and current and long-term debt.
(2) Total Whirlpool stockholders' equity divided by average number of shares on a diluted basis.
(3) Earnings (loss) before income taxes, as a percent of net sales.
(4) Net earnings available to Whirlpool, as a percent of net sales.
(5) Net earnings available to Whirlpool, divided by average Whirlpool stockholders' equity.
(6) Net earnings available to Whirlpool, divided by average total assets.
(7) Total debt divided by total debt and total stockholders' equity.
(8) Closing stock price divided by diluted net earnings available to Whirlpool.
(9) Stock appreciation plus reinvested dividends, divided by share price at the beginning of the period.

Whirlpool Corporation's Annual Report on Form 10-K, and other financial information, is available free of charge to stockholders.

The Financial Summary contained in this Annual Report should be read together with Whirlpool Corporation's Financial Statements and related notes, and "Management's Discussion and Analysis." This information appears in the Company's 2013 Annual Report on Form 10-K filed with the Securities and Exchange Commission, which is available on the Company's website at investors.whirlpoolcorp.com/sec.cfm.

This Annual Report contains forward-looking statements. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of the factors discussed in the "Risk Factors" section of the Form 10-K.

The Annual Report on Form 10-K and Company earnings releases for each quarter—typically issued in April, July, October and February—can be obtained by contacting:

Joe Lovechio
Senior Director, Investor Relations
Whirlpool Corporation
2000 N. M-63, Mail Drop 2609
Benton Harbor, MI 49022-2692
Telephone: 269-923-2641
Fax: 269-923-3525
Email: investor_relations@whirlpool.com

Stock Exchanges
Common stock of Whirlpool Corporation (exchange symbol: WHR) is listed on the New York and Chicago stock exchanges.

Annual Meeting
Whirlpool Corporation's next annual meeting is scheduled for April 15, 2014, at 8 a.m. (Central time), at 120 East Delaware Place, 8th Floor, Chicago.

Transfer Agent, Shareholder Records, Dividend Disbursements and Corporate Secretary
For information about or assistance with individual stock records, transactions, dividend checks or stock certificates, contact:

Computershare Trust Company, N.A.
Shareholder Services
P.O. Box 30170
College Station, TX 77842-3170
Telephone: 877-453-1504
Outside the United States: 781-575-2879
TDD/TTY for hearing impaired: 800-952-9245
www.computershare.com

For additional information, contact:

Bridget K. Quinn
Assistant Secretary
Whirlpool Corporation
2000 N. M-63, Mail Drop 3602
Benton Harbor, MI 49022-2692
Telephone: 269-923-5355
Email: corporate_secretary@whirlpool.com

Direct Stock Purchase Plan
As a participant in the DirectSERVICE Investment and Stock Purchase Program, you can be the direct owner of your shares of Whirlpool Corporation Common Stock.

New shareholders and current participants may make cash contributions of up to $250,000 annually, invested daily, with or without reinvesting their dividends, and can sell part of the shares held in the program without exiting the plan. There are modest transaction processing fees and brokerage commissions for purchases, sales and dividend reinvestment.

For details, contact Computershare or visit its website at www.us.computershare.com/Investor to enroll.

Stock-Split and Dividend History

March 1952:	2-for-1 stock exchange
December 1954:	100% stock dividend
May 1965:	2-for-1
May 1972:	3-for-1
December 1986:	2-for-1

Example: 100 shares of Whirlpool Corporation Common Stock purchased in February 1952 equaled 4,800 shares in January 2014.

For each quarter during 2012 and Q1 2013, Whirlpool Corporation paid a dividend of $0.50 per share. Beginning in Q2 2013, the Company paid a quarterly dividend of $0.625 per share.

Market Price

	High	Low	Close
4Q 2013	$159.22	$129.22	$156.86
3Q 2013	151.84	111.70	146.44
2Q 2013	134.09	107.88	114.36
1Q 2013	120.00	101.74	118.46
4Q 2012	$104.21	$ 82.35	$101.75
3Q 2012	86.47	59.85	82.91
2Q 2012	77.04	54.08	61.16
1Q 2012	79.39	47.72	76.86

Trademarks

6th Sense Live, Accolade, affresh, Agitronic, Amana, Ares Combo, Armstrong, Ative!, Bauknecht, Beijing Opera, Brastemp, Clean Timer, Connect, Consul, Duet, EveryDrop, Gladiator, Greenkitchen, Ice_2O, Ignis, Infinite Care, Jenn-Air, KitchenAid, Laden, LumiQ, Maxima XL, Maytag, Mehr als Technic, Neo iChill, Polar, Privileg, Pro Line, Shockfreeze, StainWash, Venus BPM Refresh, Vertigo, Whirlpool and the design of the stand mixer are trademarks of Whirlpool Corporation or its wholly or majority-owned affiliates.

Boys & Girls Clubs of America, Cook for the Cure, ENERGY STAR, Habitat for Humanity, Homes for Our Troops, Instituto Consulado da Mulher, Trees for the Future, United Way and certain other marks are owned by their respective companies.

Board of Directors

Samuel R. Allen[3, 4]
Chairman and Chief Executive Officer, Deere & Company

Gary T. DiCamillo[1, 2]
Partner, Eaglepoint Advisors, LLC

Diane M. Dietz[2, 3]
Executive Vice President and Chief Marketing Officer, Safeway, Inc.

Geraldine T. Elliott[1, 4]
Executive Vice President and Chief Customer Officer, Juniper Networks, Inc.

Jeff M. Fettig
Chairman of the Board and Chief Executive Officer, Whirlpool Corporation

Michael F. Johnston[1, 3]*
Former Chairman of the Board and Chief Executive Officer, Visteon Corporation

William T. Kerr[1, 4]
Former President and Chief Executive Officer, Arbitron, Inc.

John D. Liu[1, 2]
Managing Partner, Richmond Hill Investments and Chief Executive Officer, Essex Equity Management

Harish Manwani[2, 3]
Chief Operating Officer, Unilever

William D. Perez[2, 4]
Senior Advisor to Greenhill & Co., Inc.

Michael A. Todman
President, Whirlpool International, Whirlpool Corporation

Michael D. White[3, 4]
Chairman, President and Chief Executive Officer, DIRECTV

(1) Audit Committee
(2) Finance Committee
(3) Corporate Governance and Nominating Committee
(4) Human Resources Committee
*Presiding Director of the Whirlpool Corporation Board

Executive Committee

Jeff M. Fettig
Chairman of the Board and Chief Executive Officer

David A. Binkley
Senior Vice President, Global Human Resources

Marc Bitzer
President, Whirlpool North America and Whirlpool Europe, Middle East and Africa

João Carlos Brega
Executive Vice President and President, Whirlpool Latin America

Esther Berrozpe Galindo
Executive Vice President and President, Whirlpool Europe, Middle East and Africa

Kirsten J. Hewitt
Senior Vice President, Corporate Affairs, General Counsel and Corporate Secretary

Joseph Liotine
President, U.S. Operations

David T. Szczupak
Executive Vice President, Global Product Organization

Michael A. Todman
President, Whirlpool International

Larry M. Venturelli
Executive Vice President and Chief Financial Officer

Whirlpool Corporation and General Offices

Global Headquarters
2000 N. M-63
Benton Harbor, MI 49022-2692
Telephone: 269-923-5000

North America Region
600 W. Main Street
Benton Harbor, MI 49022
Telephone: 269-923-0700

Europe, Middle East and Africa Region
Viale G. Borghi 27
21025 Comerio (VA), Italy
Telephone: 39-0332-759-111

Latin America Region
Av. das Nações Unidas
12.995, 32° andar
CEP 04578-000 São Paulo
SP Brazil
Telephone: 55-11-3787-6100

Asia Region — North
Building 8
No. 1888 Xing Jin Qiao Road
Pudong, Shanghai PRC 201206
Telephone: 86-21-6169-2999

Asia Region — South
Whirlpool of India Limited
Whirlpool House
Plot No. 40, Sector 44
Gurgaon — 122 002
Haryana, India
Telephone: 91-124-459-1300

Internet Address
Information about Whirlpool Corporation, including financial data, is available at:
www.WhirlpoolCorp.com

Annual Report Design: Curran & Connors, Inc. / www.curran-connors.com
Photography: CEO portrait, Germano Luders / Abril Comunicações S.A.
Printing: The Fox Company, Inc. Lithographers

Please visit our online annual report at WhirlpoolCorp.com/2013Annual/